Exhibit 99.k(9)

[Bank of America logo]	[Fleet logo]

Fleet National Bank
233 South Wacker Drive, Suite 2800
Chicago, IL 60606

To:	New America High Income Fund
Attn:	Ellen Terry
Telephone:	617-263-6400
Fax:	617-263-6402

From:	Fleet National Bank
Department:	Swaps Operations
Fax No:	312-234-2732
Tel No:	312-324-3603

This Confirmation supersedes and replaces any and all Confirmations previously sent to you in respect of this Transaction.

Date:	January 25, 2005
Our Reference No:	4148911
Reference Name:	Buenaventura
Internal Tracking No:	13368628

Dear Sir/Madam,

The purpose of  this letter agreement is to confirm the terms and conditions of the Transaction entered into between New America High Income Fund and Fleet National Bank (each a “party” and together “the parties”) on the Trade Date specified below (the “Transaction”). This letter agreement constitutes a “Confirmation” as referred to in the ISDA Master Agreement specified below (the “Agreement”).

The definitions and provisions contained in the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., (the “Definitions”) are incorporated into this Confirmation. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern.

This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement dated as of February 15, 1994, as amended and supplemented from time to time, between the parties. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

In this Confirmation “Party A” means Fleet National Bank and “Party B” means New America High Income Fund.

General Terms:

The terms of the particular Transaction to which this Confirmation relates are as follows:

Notional Amount:	USD 130,000,000.00

Trade Date:	3rd November 2004

Effective Date:	5th November 2004

Termination Date:	5th November 2009, subject to adjustment in accordance with the Modified Following Business Day Convention

Fixed Amounts:

Fixed Rate Payer:	Party B

Fixed Rate Payer
Payment Dates:	The 5th of each Month, commencing on 5th December 2004 and ending on the Termination Date, subject to adjustment in accordance with the Modified Following Business Day Convention

Fixed Rate:	3.77500 per cent

Fixed Rate Day
Count Fraction:	Actual/360

Floating Amounts:

Floating Rate Payer:	Party A

Floating Rate Payer
Payment Dates:	The 5th of each Month, commencing on 5th December 2004 and ending on the Termination Date, subject to adjustment in accordance with the Modified Following Business Day Convention
Floating Rate for initial
Calculation Period:	to be determined

Floating Rate Option:	USD-LIBOR-BBA

Designated Maturity:	1 Month

Spread:	None

Floating Rate Day
Count Fraction:	Actual/360

Reset Dates:	First day of each Calculation Period

Business Days:	New York and London

Calculation Agent:	As per the Agreement

Recording of Conversations:

Each party to this Transaction acknowledges and agrees to the tape recording of conversations with or without the use of a warning tone between the parties to the Transaction whether by one or other or both of the parties or their agents, and that any such tape recordings may be submitted in evidence in any proceedings relating to the Agreement and/or this Transaction.

Additional Termination Events and Additional Events of Default

(a)                     Additional Termination Event will apply. The occurrence of the following shall constitute an Additional Termination Event with respect to Party B for which Party B will be the sole “Affected Party”.

(i)                       Additional Termination Event Based on Asset Coverage. The occurrence, after giving effect to any applicable grace or cure period, of a Rating Default, under the Credit Agreement, as defined therein.

(ii)                    If the aggregate Liquidation Value of the ATPs is less than the aggregate Notional Amount of all outstanding Transactions for more than 5 Business Days, provided Party B has not given Party A notice of its intention to exercise it right of Optional Termination under Part (b) hereof.

(b)                    Party B Optional Partial Termination. If at any time the aggregate Liquidation Value of the ATPs is less than the aggregate Notional Amount of all outstanding Transactions, Party B may, at its election, reduce the outstanding aggregate Notional Amount of the Transactions by a Dollar amount equal to or more than the positive difference between the aggregate Notional Amount and the then current aggregate Liquidation Value of the ATPs (hereinafter referred to as the “Reduction Amount”).

Upon Party B’s election (A) Party B shall notify Party A of the Reduction Amount; (B) Party A shall calculate in good faith and a commercially reasonable manner the aggregate termination amount required to be paid by one party to the other party, with a Notional Amount equal to the Reduction Amount and with all other terms being identical to the Transaction being reduced, and (C) Party A or Party B, as the case may be, shall pay to the other party such amount by the second Business Day following Party A’s effective notice to Party B of such amount.

Alternatively, Party B may assign a portion of Transaction equal to that which would be termination pursuant to the immediately preceding paragraph, subject to Section 7, as modified by Part 4(k) of the Schedule to the Agreement.

(c)                     Definitions.

(i)                       Defined terms used in Part (a) and (b) above “Additional Termination Events” that are not otherwise defined in this Agreement, or the Definitions, shall have the meaning ascribed in the glossary to the prospectus to The New America High Income Fund, Inc. $30,000,000 Auction of Term Preferred Stock, 1,200 Shares, Series C Liquidation Value — $25,000 Per Share, dated October 14, 2003 as such prospectus may be amended, modified, supplemented, restated or replaced from time to time (hereinafter the “Prospectus”). In the event of any inconsistency between the terms defined in the glossary to the Prospectus, the Definitions or the Agreeement, the glossary to the Prospectus will prevail.

“Credit Agreement” means the Prospectus to The New America High Income Fund, Inc. $30,000,000 Auction of Term Preferred Stock, 1,200 Shares, C Liquidation Value—

Account Details:

Account for payments to
Party A:	USD

	NAME:	Bank of America NA New York
	ABA #:	026009693
	ATTN:	BOFAUS3N

	NAME:	Bank of America NA Charlotte
	ACCT:	6550-219386
	ATTN:	BOFAUS6SGDS
	REF:	Fleet Bank

Account for payments to
Party B:	USD
State Street Boston
ABA 011 000 028
Attn: Mutual Funds Division
Attn: New America # 2 BO1
Ben. Acct. # 4977 8244

Offices:

The Office of Party A for this Transaction is:	Charlotte - NC, United States Please send reset notices to fax no. (+1 312) 234 3603.

The Office of Party B for this Transaction is:	Boston - MA, United States Please send reset notices to 617-263-6402

Please confirm that the foregoing correctly sets forth the terms and conditions of our agreement by returning via telecopier an executed copy of this Confirmation to the attention of Global Derivative Operations (fax no. (+1 312) 234 3603).

Fleet National Bank	Accepted and confirmed as of the date first written: New America High Income Fund

/s/ Mary Beth Knight
MARY BETH KNIGHT
ASST. VICE PRESIDENT

Authorised Signatory
	By:	/s/ R. Birch
W. G.	Name:	R. BIRCH
	Title:	PRESIDENT

Our Reference Number: 4148911
Internal Tracking No: 13368628